RELIASTAR
LIFE INSURANCE COMPANY
OF NEW YORK	PREMIUM CREDIT RIDER

A Stock Company

The Contract to which this Premium Credit Rider (this “Rider”) is attached is hereby modified by the provisions of this Rider. The Rider’s provisions shall control when there is a conflict between this Rider and the Contract. This Rider is effective as of the Contract Date.

For the purposes of this Rider:

“Credit” means an amount equal to the “Credit Rate” times the Premium Payments received during the first Contract Year.

“Credit Rate” means the rate shown in the Contract Schedule.

“Accumulation Value” means on the Contract Date, the Initial Premium Payment, plus any Credit, less any Premium Tax, if applicable. At any time after the Contract Date, the Contract’s “Accumulation
Value” means the sum of the Accumulation Value of the Divisions chosen.

Credit added to the Accumulation Value
A pro-rata portion of the Credit will be added to the Accumulation Value in each Variable Separate
Account Division in the same ratio as the applicable Premium Payment.

Forfeiture of Credit
The amount of the Credit, but not the earnings thereon, will be forfeited if:

1.	The right to examine provision is exercised, as stated in the Contract;
2.	The Owner (or Annuitant if the Owner is a non-natural person) dies within 12 months of the Credit being applied;
3.	All or part of a Premium Payment for which a Credit is applied is withdrawn during the first four Contract Years; or
4.	The Contract is surrendered within the first four Contract Years.

For each Partial Withdrawal or surrender, the percentage of the Credit forfeited will be calculated by multiplying the percentage of the Premiums paid in the first Contract Year being withdrawn or surrendered by the appropriate percentage shown below:

Contract Year	1	2	3	4

Amount of Credit	100%	75%	50%	25%
Forfeited

Free Amounts, as described in the Contract, are not treated as withdrawals of Premium Payments for purposes of 3. above. Any forfeited amounts will be deducted on a pro-rata basis from all Divisions in which the Accumulation Value is allocated at the time of the Partial Withdrawal.

Spousal Continuation
Notwithstanding 1 through 4 of the Forfeiture of Credit section above, if the Owner dies and the Contract is continued on the life of the surviving spouse:

1.	The Credits applied prior to the death of the Owner (the first Owner to die, if there are joint Owners) are not subject to the forfeiture provisions of this Rider; and
2.	Any Credits applied after the death of the Owner (the first Owner to die, if there are joint Owners) are subject to the forfeiture provisions stated in this Rider.

RLNY-RA-3043

Rider Charge
With respect to Accumulation Value allocated to the Variable Separate Account Divisions, the charge for this Rider is equal to a percentage of the Contract’s Accumulation Value in those Divisions, deducted daily on a pro-rata basis from those Divisions. This charge is assessed for a four-year period following the
Contract Date. The charge for this Rider on the Contract Date is stated in the Contract Schedule. The charges for this Rider will not exceed the charge for the Rider in effect on the Contract Date but we may at any time charge less at our sole discretion.

The charge for this Rider will continue to apply for a spousal beneficiary who continues the Contract and for a non-spousal beneficiary who defers distribution of the Death Benefit as permitted under the
Contract.

Annuity Option
While this Rider is in effect, if you choose the Fixed Period Annuity Option, the fixed period must be for at least fifteen years and not more than thirty years.

Signed:	/s/ Joy M. Benner
Secretary

RLNY-RA-3043

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